FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 06, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

In April and May, 2007 the following subsidiaries of Wimm-Bill-Dann Foods OJSC were merged to Wimm-Bill-Dann OJSC – our Moscow-based subsidiary: Tsaritsino Dairy Plant OJSC, Ufa Dairy Plant, Nizhny Novgorod Dairy Plant OJSC, Siberian Milk Dairy Plant OJSC, Nazarovo Dairy Plant, Baltic Milk Dairy Plant OJSC, Siberian Cheese Plant CJSC, PAG Rodnik CJSC, Pervouralsk Dairy Plant CJSC, Rubtsovsk Dairy Plant CJSC, Baby Food Dairy Plant OJSC, Kursk Baby Food Plant СJSC, Timashevsk Dairy Plant OJSC, Vladivostok Dairy Plant OJSC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov

Name:	Dmitry A. Anisimov

Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      June 06, 2007